    As filed with the Securities and Exchange Commission on January 5, 2000.

                                                        Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------

                  METROPOLITAN MORTGAGE & SECURITIES CO., INC.
             (Exact Name of Registrant as Specified in its Charter)

        Washington          601 West First Avenue             91-0609840
     (State or other         Spokane, Washington           (I.R.S. Employer
     jurisdiction of              99201-5015              Identification No.)
     incorporation or           (509) 838-3111
      organization)

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        C. Paul Sandifur, Jr., President
                  Metropolitan Mortgage & Securities Co., Inc.
                             601 West First Avenue
                         Spokane, Washington 99201-5015
                                 (509) 838-3111

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With copies to:
          Susan Thomson, Esq.                  Robert J. Ahrenholz, Esq.
       Associate General Counsel                     Kutak Rock LLP
         601 West First Avenue             717 Seventeenth Street, Suite 2900
       Spokane, Washington 99201                 Denver, Colorado 80202
             (509) 838-3111                          (303) 297-2400

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                       Proposed
                                         Proposed      maximum
 Title of each class of     Amount       maximum      aggregate    Amount of
    securities to be        to be     offering price   Offering   Registration
       registered         registered     per unit    Price(1)(2)     Fee(3)
------------------------------------------------------------------------------
Investment Debentures,
 Series III............. $100,000,000       --       $100,000,000   $26,400

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a).
(2) Includes $44,000,000 of debentures that remains unsold and is being carried forward from Registration Statement No. 333-71087 pursuant to Rule 429 of the Securities Act of 1933, for which a filing fee of $11,616 was previously paid.
(3) A filing fee of $11,616 was previously paid for the $44,000,000 of debentures carried forward from Registration Statement No. 333-71087 pursuant to Rule 429.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said
Section 8(a) may determine.

   Pursuant to Rule 429 under the Securities Act of 1933, the prospectus included in this Registration Statement also relates to securities registered and remaining unissued under Registration Statement No. 333-71087 previously filed by the Registrant. This Registration Statement also constitutes post-effective amendment No. 1 to Registration Statement No. 333-71087.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. These + +securities may not be sold nor may offers to buy be accepted before the time + +this prospectus is delivered in final form. This prospectus is not an offer +
+to sell these securities and it is not soliciting an offer to buy these       +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  Subject to completion dated January 5, 2000.


                                   PROSPECTUS

[LOGO OF METROPOLITAN MORTGAGE]

                  METROPOLITAN MORTGAGE & SECURITIES CO., INC.
                 $100,000,000 Investment Debentures, Series III

Metropolitan is offering investment debentures with the following terms:

 . The debentures are unsecured debt instruments, senior only to our outstanding equity securities.

 . The debentures rank equally with our unsecured debt and are subordinate to all of our secured debt

     Minimum                       Term to                                           Annual
    Investment                     Maturity                                     Interest Rate(1)
    ----------                     --------                                     ----------------
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                                                                        %
                                     ---
                                                                                        %

-----
(1) You may elect one of three options to receive principal and interest payments on the debentures: (1) to receive interest monthly, quarterly, semi-annually or annually, without compounding, (2) to leave the interest with Metropolitan and it will compound semi-annually, or (3) at the above identified installment terms, to receive equal monthly installments of principal and interest in accordance with an amortization schedule that you select.

  You should consider carefully the risk factors beginning on page 8 in this prospectus.

                                              Per
                                           Debenture           Total
                                          ----------- ------------------------
Public offering price....................    100%           $100,000,000
Underwriting discounts and
 commissions* ...........................  0% to 6%       None-$6,000,000
Maximum proceeds to Metropolitan (before
 expenses)............................... 100% to 94% $100,000,000-$94,000,000

-----
* You will not incur a direct sales charge. Debentures earn interest, without deduction for underwriting discounts or commissions. We will reimburse our underwriters for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of debentures depend upon the terms of the sale and upon whether the sales are reinvestments or new purchases. See "PLAN OF DISTRIBUTION."

 . Currently, there is no trading market for the debentures and you should not expect one to be established in the future.

 . The debentures are being issued only in book-entry form.

 . This offering of debentures is subject to withdrawal or cancellation by Metropolitan without notice.

 . We are offering the debentures on a continuous, best efforts basis, and there is no minimum amount of debentures that must be sold.

 . You may not purchase debentures pursuant to this prospectus after January 31, 2001.

  The debentures are obligations of our company and they are not insured or guaranteed by any governmental agency, any insurance company, any affiliate of our company or any other person or entity.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                    METROPOLITAN INVESTMENT SECURITIES, INC.

                  The date of this prospectus is       , 2000.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
FORWARD-LOOKING STATEMENTS.................................................   2

PROSPECTUS SUMMARY.........................................................   3

RISK FACTORS...............................................................   8

USE OF PROCEEDS............................................................   9

DESCRIPTION OF DEBENTURES..................................................   9

PLAN OF DISTRIBUTION.......................................................  12

LEGAL MATTERS..............................................................  13

EXPERTS....................................................................  13

AVAILABLE INFORMATION......................................................  13

INCORPORATION OF DOCUMENTS BY REFERENCE....................................  13

                           FORWARD-LOOKING STATEMENTS

   This prospectus includes forward-looking statements. We based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about Metropolitan, including:

  . Our anticipated growth strategies,

  . Anticipated trends in our businesses, including trends in the markets for insurance, mortgages, annuities and real estate,

  . Future interest rate trends, movements and fluctuations,

  . Future expenditures for purchasing receivables, and

  . Our ability to continue to control costs and accurately price the risk of default on the payment of receivables.

                               ----------------

   You should only rely on the information contained in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the debentures. You should read both this prospectus and the attached Annual Report on Form 10-K of Metropolitan for the fiscal year ended September 30, 1999, carefully before you make your investment decision.

                The Metropolitan Consolidated Group Of Companies

General

   Metropolitan was incorporated in the State of Washington in January 1953. Its principal executive offices are located at 601 West First Avenue, Spokane, Washington 99201-5015. Its mailing address is P.O. Box 2162, Spokane, Washington 99210-2162 and its telephone number is (509) 838-3111. Metropolitan and its subsidiaries are collectively referred to in this prospectus as the "consolidated group," while the terms "Metropolitan," "we" and "our" refer solely to the parent company, Metropolitan Mortgage & Securities Co., Inc.

History

   Metropolitan's controlling shareholder is C. Paul Sandifur, Jr. Mr. Sandifur has control through his voting power over a family trust and through his direct ownership of common stock. See "Item 12" in Metropolitan's Annual Report on Form 10-K for the year ended September 30, 1999, which is attached to this prospectus. As a result of Mr. Sandifur's common control, we have several other affiliates, including Summit Securities, Inc., Old Standard Life Insurance Company and Old West Annuity & Life Insurance Company. Collectively, these affiliated companies are referred to as "affiliated companies." The chart on the next page depicts the relationship of some of the significant companies in the Metropolitan consolidated group, which excludes affiliated companies that are not subsidiaries of Metropolitan.

Business

   The consolidated group is engaged in a nationwide business of acquiring, holding, selling and securitizing receivables. These receivables include real estate contracts and promissory notes that are secured by first position liens on real estate. The consolidated group also invests in receivables consisting of real estate contracts and promissory notes secured by second and lower position liens, structured settlements, annuities, lottery prizes, equipment leases and other investments. The receivables secured by real estate are typically non-conventional because they were either financed by the sellers of the properties involved or they were originated by institutional lenders who originate loans for borrowers with impaired credit or for non-conventional properties. In addition to receivables, the consolidated group invests in other assets, including U.S. Treasury obligations, corporate bonds and other securities.

   The consolidated group's capital to invest in these receivables comes from several sources. The consolidated group uses funds generated from the sale and securitization of receivables, collateralized borrowings, receivable cash flows, the sale of annuities, the sale of debt and equity securities, the sale of real estate and securities portfolio earnings.

   The consolidated group provides services to the affiliated companies for a fee and engages in various business transactions with the affiliated companies. Metropolitan provides receivable acquisition services to the affiliated companies and to our insurance subsidiary, Western United Life Assurance Company. Metropolitan's wholly owned subsidiary, Metwest Mortgage Services, Inc., conducts receivable collection and servicing activities for the affiliated companies, Metropolitan and Western United.

   The consolidated group owns various properties acquired through repossession and other sources. These properties are held for sale and/or development. For a more detailed discussion of the business of the consolidated group, see "Item 1" in Metropolitan's Annual Report filed on Form 10-K for the year ended September 30, 1999, which is attached to this prospectus.

Organizational Chart
(as of September 30, 1999)

   The chart below lists the consolidated group's principal operating subsidiaries and their ownership.

                                    [CHART]
--------
* The remaining 3.5% of Consumers Group Holding Co., Inc. is owned by Summit Securities, Inc.

   Metropolitan Mortgage & Securities Co., Inc.: Parent organization; invests in receivables and other investments, including real estate development, which are principally funded by proceeds from receivable investments, other investments, and securities offerings.

   Consumers Group Holding Co., Inc.: A holding company; its sole business activity is being a shareholder of Consumers Insurance Co., Inc.

   Consumers Insurance Company: Inactive property and casualty insurer; its principal business activity is being a shareholder of Western United Life Assurance Company.

   Western United Life Assurance Company: Metropolitan's largest subsidiary and largest company within the consolidated group; is engaged in investing in receivables and other investments principally funded by annuity contract sales and premiums from the sale of life insurance policies.

   Metwest Mortgage Services, Inc.: Performs loan origination, collection and servicing functions. It is an FHA/HUD licensed servicer and lender and is licensed as a Fannie Mae seller/servicer.

                       Summary of the Debenture Offering

Debenture offering............  We are offering $100,000,000 in principal amount of investment debentures, series III.
                                They will be issued at the minimum investment amounts, terms and rates listed on the cover page of this prospectus. There is no minimum amount of debentures that must be sold. Debentures will be issued only in book-entry form. See "DESCRIPTION OF DEBENTURES."

Debentures....................  The debentures are unsecured debt instruments of Metropolitan. At September 30, 1999, we had outstanding approximately $198,889,000, including principal and compounded and accrued interest, of debenture debt and $137,345,000, including principal and accrued interest, of collateralized debt and similar obligations. See "CAPITALIZATION."

Principal and interest
payments......................  You may elect one of three options to receive principal and interest payments on the
                                debentures: (1) to receive interest monthly, quarterly, semi-annually or annually, without compounding, (2) to leave the interest with Metropolitan and it will compound semi-annually, or (3) for the debentures purchased under the installment option, equal monthly installments of principal and interest in accordance with an amortization schedule that you select. We may change the minimum investment amounts, terms and interest rates on unissued debentures offered in this prospectus from time to time by supplementing this prospectus. The terms of debentures issued prior to any change will not be affected by the change. See "DESCRIPTION OF DEBENTURES--Payment of Principal and Interest."

Use of proceeds...............  We will use the proceeds from the sales of this debenture offering to invest in receivables and to make other investments, which may include investments in existing subsidiaries, new business ventures or to acquire other companies. We may also use the proceeds to retire maturing debentures, pay preferred stock dividends, for property development and for general corporate purposes. See "USE OF PROCEEDS."

Risk factors..................  Your investment in the debentures involves risk. You should review the risks described in this prospectus and those described in the attached Annual Report on Form 10-K of Metropolitan, before you invest in the debentures. See "RISK FACTORS" for a discussion of the risks associated with investing in the debentures.

                                 Capitalization

   The following table shows the capitalization of the consolidated group at September 30, 1999.

                                                                     Amount
                              Class                               Outstanding
                              -----                               ------------
Debt Payable:
 Advances under funding facility with Bank of America, interest at 6.383% per annum; due on March 24, 2000; collateralized by
  $65,505,000 in real estate contracts and mortgage notes........ $ 62,908,030
 Reverse repurchase agreements with Seattle Northwest; interest at 5.35% per annum; due on October 13, 1999; collateralized by
  $5,000,000 in U.S. Treasury Bonds..............................    4,962,500
 Reverse repurchase agreements with Bear Stearns; interest at
  5.33% per annum; due October 13, 1999; collateralized by
  $10,000,000 in collateralized mortgage obligation ("CMO")
  bonds..........................................................   10,000,000
 Note payable to Old Standard Life Insurance Company; interest at
  10.50% per annum; due May 3, 2004; collateralized by Beach
  House Restaurant...............................................    2,507,289
 Note payable to Summit Securities, Inc., interest at 11.0% per annum; due on June 30, 2000; collateralized by $12,500,000 in
  structured settlement agreements...............................   10,000,000
 Notes payable to Federal Home Loan Bank of Seattle, interest rates ranging from 5.39% to 5.42% per annum; due October 25,
  1999; collateralized by $41,250,000 in CMO bonds...............   33,000,000
 Note payable to IDS Life Insurance Company, interest at 7.04%
  per annum; due August 1, 2009; collateralized by Metropolitan
  Financial Center located in Spokane, Washington................   11,970,474
 Real estate contracts and mortgage notes payable, interest rates ranging from 3% to 11.6% per annum, due through 2026;
  collateralized by senior liens on certain of the Company's real estate contracts, mortgage notes and real estate held for
  sale...........................................................    1,877,056
 Accrued interest payable........................................      119,281
                                                                  ------------
  Total Debt Payable.............................................  137,344,630
                                                                  ------------
Debenture Bonds:
 Investment Debentures, Series III maturing in 1999 to 2009, at
  5.5% to 11%....................................................   71,406,000
 Investment Debentures, Series II maturing in 1999 to 2002, at
  5.5% to 11%....................................................  104,676,000
 Installment Debentures Series I, maturing in 1999 to 2007 at
  7.5% to 10.25%.................................................      157,000
 Compound and accrued interest...................................   22,649,779
                                                                  ------------
  Total Debenture Bonds..........................................  198,888,779
                                                                  ------------
Stockholders' Equity:
 Preferred Stock.................................................   19,099,294
 Common Stock....................................................      291,167
 Additional paid-in capital......................................   22,522,036
 Accumulated comprehensive loss..................................   (3,638,723)
 Retained earnings...............................................   33,430,689
                                                                  ------------
  Total Stockholders' Equity.....................................   71,704,463
                                                                  ------------
  Total Capitalization........................................... $407,937,872
                                                                  ============

                      Summary Consolidated Financial Data

   The summary consolidated financial data shown below as of September 30, 1999 and 1998 and for the years ended September 30, 1999, 1998 and 1997, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from, and should be read in conjunction with, the consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in Metropolitan's Form 10-K for the year ended September 30, 1999, which is incorporated in this prospectus by reference and attached to this prospectus. The summary consolidated financial data shown below as of September 30, 1997, 1996 and 1995 and for the years ended September 30, 1996 and 1995, other than the ratios of earning, to fixed charges and preferred stock dividends, have been derived from consolidated financial statement not included elsewhere in this prospectus.

                                         Year Ended September 30,
                          ----------------------------------------------------------
                             1999        1998        1997        1996        1995
                          ----------  ----------  ----------  ----------  ----------
                             (dollars in thousands except per share amounts)
CONSOLIDATED STATEMENTS
 OF INCOME DATA:
Revenues................  $  165,221  $  155,955  $  155,135  $  156,672  $  138,107
                          ==========  ==========  ==========  ==========  ==========
Income before minority
 interest...............  $   16,593  $   10,453  $    9,791  $    8,146  $    6,376
Income allocated to
 minority interests.....        (318)       (126)       (123)       (108)        (73)
                          ----------  ----------  ----------  ----------  ----------
Net income..............      16,275      10,327       9,668       8,038       6,303
Preferred stock
 dividends..............      (3,642)     (3,732)     (4,113)     (3,868)     (4,038)
                          ----------  ----------  ----------  ----------  ----------
Income applicable to
 common stockholders....    $ 12,633  $    6,595  $    5,555  $    4,170  $    2,265
                          ==========  ==========  ==========  ==========  ==========
Ratio of earnings to
 fixed charges..........        1.12        1.75        1.77        1.46        1.35
Ratio of earnings to
 fixed charges and
 preferred stock
 dividends..............          (1)       1.37        1.31        1.14        1.03
PER COMMON SHARE DATA:
Basic and diluted income
 per share applicable to
 common
 stockholders(2)........    $ 97,933  $   50,728  $   42,733  $   32,073  $   17,288
                          ==========  ==========  ==========  ==========  ==========
Weighted average number
 of common shares
 outstanding............         129         130         130         130         131
                          ==========  ==========  ==========  ==========  ==========
Cash dividends per
 common share...........  $    2,400  $    1,200  $       --  $       --  $    3,800
                          ==========  ==========  ==========  ==========  ==========
CONSOLIDATED BALANCE
 SHEET DATA:
Total assets............  $1,230,957  $1,226,665  $1,112,389  $1,282,659  $1,078,468
Debentures, line of
 credit advances, other
 debt payable and
 securities sold, not
 owned..................  $  336,233  $  323,908  $  190,131  $  363,427  $  226,864
Stockholders' equity....  $   71,704  $   58,757  $   54,113  $   46,343  $   40,570

--------
(1) Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $808,000 for the year ended September 30, 1999. The consolidated ratio of earnings to fixed charges and preferred stock dividends was 1.37, 1.31, 1.14 and 1.03 for the years ended September 30, 1998, 1997, 1996 and 1995, respectively. Assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments, earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $390,000 for the year ended September 30, 1999. The ratio of earnings to fixed charges and preferred dividends for Metropolitan alone was 1.10, 1.01, 1.11, and 1.05 for the years ended September 30, 1998, 1997, 1996 and 1995, respectively. The consolidated ratio of earnings to fixed charges excluding preferred stock dividends was 1.12, 1.75, 1.77, 1.46 and 1.35 for the years ended September 30, 1999,
    1998, 1997, 1996 and 1995, respectively. The ratio of earnings to fixed charges excluding preferred stock dividends for Metropolitan, assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments was 1.13, 1.40, 1.36, 1.48 and 1.40 for the years ended September 30, 1999, 1998, 1997, 1996 and 1995, respectively.
(2) Earnings per common share, basic and diluted, are computed by deducting preferred stock dividends from net income and dividing the result by the weighted average number of shares of common stock outstanding. There were no common stock equivalents or potentially dilutive securities outstanding during any period presented.

                                  RISK FACTORS

   When deciding whether or not to purchase the debentures, you should carefully consider the risks contained in the section entitled "BUSINESS OVERVIEW--Factors Affecting Future Operating Results" of Metropolitan's Annual Report on Form 10-K for the year ended September 30, 1999, incorporated into and attached to this prospectus. You should also consider the following risks associated with an investment in the debentures:

The indenture does not
restrict our ability to incur
additional debt................  Metropolitan's and your rights and obligations in the debentures are defined in an indenture dated as of July 6, 1979, and a supplement to that indenture dated as of December 31, 1997. The indenture does not restrict our ability to issue additional debentures or to incur other debt. We are not required to maintain any specified financial ratios, minimum net worth, minimum working capital or a sinking fund.

Debentures are not insured
against the risk of loss.......  The debentures offered in this prospectus are unsecured obligations of our company and they are not insured or guaranteed by any bank, any governmental agency, any insurance company, any affiliate of our company or any other person or entity. Thus, the debentures have greater risk than investments that are insured against the risk of loss.

Debentures are not a liquid
investment due to the absence
of an established trading
market.........................  There is no trading market for the debentures and it is not anticipated that one will
                                 develop. Generally, you cannot have your debentures redeemed until they mature. There are only limited situations in which debentures will be redeemed early. These may include situations where there is a mutual agreement between you and Metropolitan, or when the "prepayment on death" provision applies. You should consider your needs for liquidity before investing in the debentures and you should be prepared to hold any debentures purchased in this offering until their maturity. See "DESCRIPTION OF DEBENTURES."

Risk of holding book-entry
debentures because there are
no physical certificates to
transfer.......................  Our use of book-entry debentures rather than actual physical certificates in this offering could limit the markets for these securities, prevent a secondary market from forming and could delay payments to you. The absence of physical certificates for the debentures may prevent a secondary market from developing because investors may be unwilling to invest in securities if they cannot obtain delivery of physical certificates. The use of book-entry certificates may delay payments to you because distributions on the debentures would be made first to the person in whose name the certificates are registered.

                                USE OF PROCEEDS

   If all of the debentures we are offering are sold, we expect proceeds to total $100,000,000 before deducting sales commissions and other expenses. Offering expenses are estimated at $205,000 and sales commissions will be a maximum of six percent (6%) of the offering proceeds. There can be no assurance, however, that any of the debentures can or will be sold.

   In conjunction with the other funds available to us through operations and/or borrowings, we currently plan to utilize the proceeds of the debenture offering for the following purposes: priority will be given first to (1) funding investments in receivables and other investments, which may include investments in existing subsidiaries, the commencement of new business ventures or the acquisition of other companies, and then to (2) the development of real estate we currently hold or acquire in the future. We do not have any commitments or agreements for material acquisitions. However, the consolidated group continues to evaluate possible acquisition candidates. To the extent internally generated funds are insufficient or unavailable for the retirement of maturing debentures, proceeds of this offering may be used for retiring maturing debentures, preferred stock distributions and for general corporate purposes, including debt service and other general operating expenses. Approximately $26.5 million in principal amount of debt securities will mature between February 1, 2000 and January 31, 2001 with interest rates ranging from 5.57% to 9.75% and averaging approximately 7.7% per annum. See "BUSINESS OVERVIEW--Factors Affecting Future Operating Results" under Item 1 in our Annual Report on Form 10-K for the year ended September 30, 1999.

   We anticipate that some of the proceeds from this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments while awaiting use as described above. Since we do not know the total principal amount of debentures that will be sold, we are unable to accurately forecast the total net proceeds generated by this offering. Therefore, we have not allocated specific amounts for any of the foregoing purposes.

   In the event substantially less than the maximum proceeds are obtained, we do not anticipate any material changes to our planned use of proceeds from those described above.

                           DESCRIPTION OF DEBENTURES

General

   The debentures will be issued under an indenture dated as of July 6, 1979 and a supplement to the indenture dated as of December 31, 1997. We refer to both of these documents together as the "indenture". The following statements relating to the debentures and the indenture are summaries and are not complete. These summaries are subject to the detailed provisions of the indenture and are qualified in their entirety by reference to the indenture, a copy of which is filed as an exhibit to the registration statement that includes this prospectus and is also available for inspection at the office of the trustee.

   The debentures will represent unsecured general obligations of Metropolitan and will be issued in book-entry form without coupons, in fractional denominations of $0.01 or more subject to the stated minimum investment amount requirements. The debentures will be sold to the public at 100% of their principal amount. The debentures will be issued in accordance with the minimum investment amounts, maturities and interest rates listed on the cover page of this prospectus. We may change the stated interest rates, maturities, and minimum investment amounts of any unissued debentures at any time by supplementing this prospectus. Any change will have no effect on the terms of the debentures sold prior to the change.

   Debentures may be transferred or exchanged for other debentures of the same series, of a like aggregate principal amount, subject to the limitations contained in the indenture. No service charge will be made for any transfer or exchange of debentures. We may require payment of taxes or other governmental charges imposed in connection with any transfer or exchange. Interest will accrue at the stated rate from the date of issue until maturity. The debentures are not convertible into capital stock or any other securities of Metropolitan.

   The debentures are not subject to redemption prior to maturity, but may be prepaid pursuant to the prepayment on death provision described below. Also, in limited circumstances involving an investor's demonstrated financial hardship, subject to regulatory restrictions affecting redemptions and exchanges of securities during an offering, we may, in our sole discretion, consider a request for an early payment of a debenture upon terms mutually agreed to by the holder of the debenture and Metropolitan. Early payment requests are reviewed in the order received and are subject to review by Metropolitan's executive management.

Payment of Principal and Interest

   Interest will be payable to debenture holders under one of several interest payment plans. You may select an interest payment plan at the time you purchase the debentures and can change this plan at any time by giving written notice to Metropolitan. You may elect to have interest paid on a monthly, quarterly, semi-annual or annual basis, without compounding. Or, you may elect to leave the accrued interest with Metropolitan, in which case it will compound semi-annually at the stated interest rate. Under this compounding option, upon written notice to Metropolitan, you may withdraw the interest accumulated during the last two completed semi-annual compounding periods as well as the interest accrued from the end of the last compounding period to the date Metropolitan receives the notice. Amounts compounded prior to the last two semi-annual compounding periods are available only at maturity.

   Alternatively, under the installment option, at your election, at the time of investment and subject to the minimum term and investment requirements listed on the cover page of this prospectus, level monthly installments comprised of principal and interest will be paid to you commencing 30 days from date of issue of the debenture until maturity. The amount of each installment will be determined by the amortization term you designate at the time the debenture is purchased.

   Debenture holders are notified in writing between 15 and 45 days prior to the date their debentures will mature. When a debenture matures, the amounts due on maturity are placed in a separate bank trust account until paid to the registered owner(s). Debentures do not earn interest after the maturity date. Metropolitan will pay the principal and accumulated interest due on matured debentures to the registered owner(s) in cash at Metropolitan's main office in Spokane, Washington or by check mailed to the address designated by the registered owner.

Prepayment on Death

   In the event of the death of a debenture holder, any party entitled to receive some or all of the proceeds from that debenture may elect to have his or her portion of the principal and any accrued but unpaid interest prepaid in full in five consecutive equal monthly installments. Interest will continue to accrue on the declining principal balance of the portion of the debenture being prepaid. No interest penalty will be assessed. Any request for prepayment shall be made to Metropolitan in writing and shall be accompanied by evidence satisfactory to Metropolitan of the death of the registered owner or joint registered owner. Before prepayment, we may require the submission of additional documents or other material which we consider necessary to determine the portion of the proceeds the requesting party is entitled to receive, or assurances which, in our discretion, we consider necessary to fulfill our obligations.

Related Indebtedness

   The indenture governing the debentures does not restrict our ability to issue additional debentures or to incur other debt. The indenture does not require us to maintain any specified financial ratios, minimum net worth or minimum working capital. There is no sinking fund for the redemption of the debentures. Debentures will not be guaranteed or insured by any governmental agency.

   At September 30, 1999, Metropolitan had outstanding approximately $198,889,000, including principal and compounded and accrued interest, of debenture debt and $137,345,000, including principal and accrued interest, of collateralized debt and similar obligations. The debentures offered in this prospectus are senior in liquidation preference to all outstanding equity securities of Metropolitan. They are subordinate to Metropolitan's collateralized debt and are on a parity with unsecured accounts payable and accrued liabilities. The debentures rank equally with our other debentures that are outstanding and our outstanding notes. There are no limitations on our ability to incur additional collateralized debt. You should not rely on the terms of the indenture for protection of your investment, but should look rather to the creditworthiness of Metropolitan and its ability to satisfy its obligations.

Concerning the Trustee

   Seattle First National Bank ("SFNB") was the trustee under the indenture until March 8, 1996, when SFNB sold its trust activities to First Trust National Association ("First Trust") which assumed all of the duties of the trustee pursuant to the terms of the indenture. First Trust was acquired by US Bank Trust National Association ("US Bank") in 1998. US Bank has assumed all of the duties of the trustee in accordance with the terms of the indenture. The trustee is obligated under the indenture to oversee and, if necessary, to take action to enforce fulfillment of Metropolitan's obligations to debenture holders. The trustee is a national banking association with a combined capital and surplus in excess of $100 million. Metropolitan and some of its affiliates may maintain deposit accounts with and may, from time to time, borrow money from the trustee and conduct other banking transactions with it. At September 30, 1999, and as of the date of this prospectus, no loans from the trustee were outstanding. In the event of default, the indenture permits the trustee to become a creditor of Metropolitan and does not preclude the trustee from enforcing its rights as a creditor, including rights as a holder of collateralized indebtedness.

Rights and Procedures in the Event of Default

  . Events of default include:

  . the failure of Metropolitan to pay interest on any debenture for a period of 30 days after it becomes due and payable;

  . the failure to pay the principal or any required installment of any debenture when due;

  . the failure to perform any other covenant in the indenture for 60 days after notice; and

  . some events of bankruptcy, insolvency or reorganization with respect to Metropolitan.

   If an event of default occurs, either the trustee or the holders of 25% or more in principal amount of debentures then outstanding may declare the principal of all the debentures outstanding to be immediately due and payable.

   The trustee must give the debenture holders notice by mail of any default within 90 days after the occurrence of the default, unless it has been cured or waived. The trustee may withhold the notice if it determines in good faith that withholding the notice is in the best interests of the debenture holders, unless the default is a failure to pay principal or interest on any debenture.

   Subject to some conditions, any of these defaults, except for a failure to pay principal or interest when due, may be waived by the holders of a majority in aggregate principal amount of the debentures then outstanding. The holders will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any power conferred on the trustee, except as otherwise provided in the indenture. The trustee may require reasonable indemnity from holders of debentures before acting at their direction.

   Within 120 days after the end of each fiscal year, Metropolitan must furnish to the trustee a statement of some of the officers of Metropolitan concerning their knowledge as to whether or not Metropolitan is in default under the indenture.

Modification of the Indenture

   Debenture holders' rights may be modified with the consent of the holders of 66 2/3% of the outstanding principal amounts of debentures, and 66 2/3% of those series specifically affected. In general, no adverse modification of the terms of payment and no modifications reducing the percentage of debentures required for modification is effective against any debenture holder without his or her consent.

Restrictions on Consolidation, Merger and Other Fundamental Corporate Changes

   Metropolitan may not consolidate with or merge into any other corporation or transfer substantially all its assets unless either Metropolitan is the continuing corporation after the consolidation or merger or the person acquiring by conveyance or transfer of the assets is a corporation organized and existing under the laws of the United States, or any state of the United States, which assumes the performance of every covenant of Metropolitan under the indenture and other conditions precedent are fulfilled.

Transfer Agent and Registrar

   Metropolitan acts as its own transfer agent and registrar of the debentures.

                              PLAN OF DISTRIBUTION

   The debentures are being offered to the public on a continuing best efforts basis through Metropolitan Investment Securities, Inc. ("MIS"), which is affiliated with Metropolitan through the common control by C. Paul Sandifur Jr. Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the debentures. A commission will, however, be paid by Metropolitan on most debenture purchases up to a maximum amount of 6% of the debenture price, generally depending on the term of the debenture and whether or not the transaction is a reinvestment or new purchase. Debentures are offered only for cash or cash equivalents. MIS will transmit funds it receives directly to Metropolitan by noon of the next business day after receipt. During the three fiscal years ended September 30, 1999, MIS received commissions of $4,945,548 from Metropolitan on sales of approximately $149,959,000 of Metropolitan's debt securities.

   MIS is a member of the National Association of Securities Dealers, Inc. Due to the affiliation of Metropolitan and MIS, Rule 2720 of the NASD Conduct Rules requires, in part, that a qualified independent underwriter be engaged to make a recommendation regarding the interest rates to be paid on the debentures offered by this prospectus. Accordingly, MIS has obtained a letter from Cruttenden Roth Incorporated ("Cruttenden"), a NASD member, stating that the interest rates on the debentures, using a formula tied to corresponding interest rates paid by the U.S. Treasury and regional financial institutions, are consistent with Cruttenden's recommendations, which were based on conditions and circumstances existing as of the date of this prospectus. Metropolitan undertakes to maintain the interest rates on debentures no lower than those recommended by Cruttenden based on the formula. Therefore, the yield at which the debentures will be distributed will be no lower than that recommended by Cruttenden. Cruttenden has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the debentures offered in this prospectus, Cruttenden will receive $66,667 in fees.

   We have agreed to indemnify Cruttenden against, or make contributions with respect to some liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.

   There is not now, and we do not expect that there will be in the future, a public trading market for the debentures. MIS does not intend to make a market for the debentures. See "RISK FACTORS."

   MIS may enter into selected dealer agreements with and reallow to dealers, who are members of the NASD, and some foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of debentures sold by these dealers.

                                 LEGAL MATTERS

   The legality of the debentures being offered by this prospectus will be passed upon for Metropolitan by the law firm of Kutak Rock LLP, Denver, Colorado.

                                    EXPERTS

   The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Metropolitan for the year ended September 30, 1999 have been incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act and, in compliance with this act, file periodic reports and other information with the SEC. These reports and the other information we file with the SEC can be inspected and copied at the public reference facilities maintained by the SEC in Washington, D.C. at 450 Fifth Street, N.W., Washington, DC 20549 and at some of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants like Metropolitan that file electronically with the SEC at the following Internet address: (http://www.sec.gov).

   We have filed with the SEC in Washington, D.C. a registration statement on Form S-2 under the Securities Act with respect to the debentures offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, as permitted by the rules and regulations of the SEC.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

   The following document filed with the SEC is incorporated in this prospectus by reference:

   Annual Report on Form 10-K of Metropolitan for the fiscal year ended September 30, 1999.

   Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

   Metropolitan will provide without charge to each person, including to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been referenced in this prospectus other than exhibits to these documents. Requests for these copies should be directed to Corporate Secretary, Metropolitan Mortgage & Securities Co., Inc., P.O. Box 2162, Spokane, Washington 99210-2162, telephone number (509) 838-3111.

                  Metropolitan Mortgage & Securities Co., Inc.

                        [LOGO OF METROPOLITAN MORTGAGE]

                 $100,000,000 Investment Debentures, Series III

                               ----------------
                                   PROSPECTUS
                               ----------------

                                        , 2000

                    Metropolitan Investment Securities, Inc.

                                    PART II

                     Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution

  SEC Registration Fee................................................ $ 26,400
  NASD Filing Fee.....................................................   10,500
  Independent Underwriter Fee and Expenses............................   66,667
  Accounting Fees and Expenses(1).....................................   50,000
  Legal Fees and Disbursements(1).....................................   20,000
  Printing Expenses(1)................................................   30,000
  Miscellaneous Expenses(1)...........................................    1,433
                                                                       --------
  Total Expenses...................................................... $205,000

  --------
   (1) Estimated

Item 15. Indemnification of Directors and Officers

     Metropolitan has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Articles of Incorporation. Metropolitan's Articles of Incorporation permits indemnification of a director, officer or employee up to the indemnification limits permitted by Washington state law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the corporation.

Item 16. Exhibits

  (a)Exhibits

     1.01      Form of Selling Agreement between Metropolitan and Metropolitan
               Investment Securities, Inc. with respect to Preferred Stock,
               Series E-7 (incorporated by reference to Exhibit 1(f)(ii) to
               Amendment 1 to Registration No. 333-19755).
     1.02*     Agreement to Act as "Qualified Independent Underwriter," between
               Metropolitan, Metropolitan Investment Securities, Inc. and
               Cruttenden Roth Incorporated with respect to the debentures to be registered.
     1.03*     Form of Pricing Opinion of Cruttenden Roth Incorporated with respect to the debentures to be registered.
     4.01      Indenture, dated as of July 6, 1979, between Metropolitan and
               Seattle-First National Bank, Trustee (incorporated by reference to Exhibit 3 to Metropolitan's Annual Report on Form 10-K for
               fiscal 1979).
     4.02      First Supplemental Indenture, dated as of October 3, 1980, between Metropolitan and Seattle-First National Bank, Trustee
               (incorporated by reference to Exhibit 4 to Metropolitan's Annual
               Report on Form 10-K for fiscal 1980).
     4.03      Second Supplemental Indenture, dated as of November 12, 1984, between Metropolitan and Seattle-First National Bank, Trustee
               (incorporated by reference to Exhibit 4(d) to Registration No.
               2-95146).
     4.04      Third Supplemental Indenture, dated as of December 31, 1997, between Metropolitan and First Trust National Association, successor Trustee (incorporated by reference to Exhibit 4(d) to
               Metropolitan's Annual Report on Form 10-K filed January 8,
               1998).
     5.01*     Opinion of Kutak Rock LLP as to the validity of the debentures.

    10.01     Employment Agreement between Metropolitan and Bruce Blohowiak
              (incorporated by reference to Exhibit 10(a) to Metropolitan's
              Annual Report on Form 10-K filed January 8, 1998).
    10.02     Employment Agreement between Metropolitan and Michael Kirk
              (incorporated by reference to Exhibit 10(b) to Metropolitan's
              Annual Report on Form 10-K filed January 8, 1998).
    10.03     Employment Agreement between Metropolitan and Jon McCreary
              (incorporated by reference to Exhibit 10(c) to Metropolitan's
              Annual Report on Form 10-K filed January 8, 1998).
    10.04     Reinsurance Agreement between Western United Life Assurance
              Company and Old Standard Life Insurance Company (incorporated by reference to Exhibit 10(d) to Metropolitan's Annual Report on
              Form 10-K filed January 8, 1998).
    10.05     Employment Agreement between Metropolitan and William D. Snider
              (incorporated by reference to Exhibit 10(c) to Metropolitan's
              Quarterly Report on Form 10-Q filed May 20, 1999).
    11.01     Statement indicating computation of earnings per common share
              (incorporated by reference to Exhibit 11.01 to Metropolitan's
              Annual Report on Form 10-K filed December 29, 1999).
    12.01     Statement of computation of ratio of earnings to fixed charges and preferred stock dividends (incorporated by reference to
              Exhibit 12.01 to Metropolitan's Annual Report on Form 10-K filed
              December 29, 1999).
    23.01*    Consent of PricewaterhouseCoopers LLP, Independent Accountants.
    23.02     Consent of Kutak Rock LLP (included in Exhibit 5.01).
    24.01     The Power of Attorney, included on Page II-4 of the Registration
              Statement, is incorporated herein by reference.
    25.01*    Statement of eligibility of the trustee.

--------
   * Filed herewith

Item 17. Undertakings

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c) The undersigned registrant hereby undertakes that:

    (1) For the purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on this 5th day of January, 2000.

                                          METROPOLITAN MORTGAGE & SECURITIES
                                           CO., INC.

                                                /s/ C. Paul Sandifur, Jr.
                                          By: _________________________________
                                                   C. Paul Sandifur, Jr.,
                                             President, Chief Executive Officer
                                                  and Chairman of the Board

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that the undersigned, whose signatures appear below, hereby constitute and appoint C. Paul Sandifur, Jr. their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as full and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----


   /s/ C. Paul Sandifur, Jr.         President, Chief Executive     January 5, 2000
____________________________________  Officer and Chairman of the
       C. Paul Sandifur, Jr.          Board (Principal Executive
                                      Officer)

     /s/ Bruce J. Blohowiak          Executive Vice President,      January 5, 2000
____________________________________  Chief Operating Officer and
         Bruce J. Blohowiak           Director

       /s/ William Snider            Chief Financial Officer        January 5, 2000
____________________________________  (Principal Accounting
           William Snider             Officer)

       /s/ Reuel Swanson             Secretary and Director         January 5, 2000
____________________________________
           Reuel Swanson

       /s/ Charles Stolz             Director                       January 5, 2000
____________________________________
           Charles Stolz

         /s/ Irv Marcus              Director                       January 5, 2000
____________________________________
             Irv Marcus

      /s/ John T. Trimble            Director                       January 5, 2000
____________________________________
          John T. Trimble

       /s/ Harold Erfurth            Director                       January 5, 2000
____________________________________
           Harold Erfurth

                               INDEX TO EXHIBITS

      1.01     Form of Selling Agreement between Metropolitan and Metropolitan
               Investment Securities, Inc. with respect to Preferred Stock,
               Series E-7 (incorporated by reference to Exhibit 1(f)(ii) to
               Amendment 1 to Registration No. 333-19755).
      1.02*    Agreement to Act as "Qualified Independent Underwriter," between
               Metropolitan, Metropolitan Investment Securities, Inc. and
               Cruttenden Roth Incorporated with respect to the debentures to be registered.
      1.03*    Form of Pricing Opinion of Cruttenden Roth Incorporated with respect to the debentures to be registered.
      4.01     Indenture, dated as of July 6, 1979, between Metropolitan and
               Seattle-First National Bank, Trustee (incorporated by reference to Exhibit 3 to Metropolitan's Annual Report on Form 10-K for
               fiscal 1979).
      4.02     First Supplemental Indenture, dated as of October 3, 1980, between Metropolitan and Seattle-First National Bank, Trustee
               (incorporated by reference to Exhibit 4 to Metropolitan's Annual
               Report on Form 10-K for fiscal 1980).
      4.03     Second Supplemental Indenture, dated as of November 12, 1984, between Metropolitan and Seattle-First National Bank, Trustee
               (incorporated by reference to Exhibit 4(d) to Registration No.
               2-95146).
      4.04     Third Supplemental Indenture, dated as of December 31, 1997, between Metropolitan and First Trust National Association, successor Trustee (incorporated by reference to Exhibit 4(d) to
               Metropolitan's Annual Report on Form 10-K filed January 8,
               1998).
      5.01*    Opinion of Kutak Rock LLP as to the validity of the debentures.
     10.01     Employment Agreement between Metropolitan and Bruce Blohowiak
               (incorporated by reference to Exhibit 10(a) to Metropolitan's
               Annual Report on Form 10-K filed January 8, 1998).
     10.02     Employment Agreement between Metropolitan and Michael Kirk
               (incorporated by reference to Exhibit 10(b) to Metropolitan's
               Annual Report on Form 10-K filed January 8, 1998).
     10.03     Employment Agreement between Metropolitan and Jon McCreary
               (incorporated by reference to Exhibit 10(c) to Metropolitan's
               Annual Report on Form 10-K filed January 8, 1998).
     10.04     Reinsurance Agreement between Western United Life Assurance
               Company and Old Standard Life Insurance Company (incorporated by reference to Exhibit 10(d) to Metropolitan's Annual Report on
               Form 10-K filed January 8, 1998).
     10.05     Employment Agreement between Metropolitan and William D. Snider
               (incorporated by reference to Exhibit 10(c) to Metropolitan's
               Quarterly Report on Form 10-Q filed May 20, 1999).
     11.01     Statement indicating computation of earnings per common share
               (incorporated by reference to Exhibit 11.01 to Metropolitan's
               Annual Report on Form 10-K filed December 29, 1999).
     12.01     Statement of computation of ratio of earnings to fixed charges and preferred stock dividends (incorporated by reference to
               Exhibit 12.01 to Metropolitan's Annual Report on Form 10-K filed
               December 29, 1999).
     23.01*    Consent of PricewaterhouseCoopers LLP, Independent Accountants.
     23.02     Consent of Kutak Rock LLP (included in Exhibit 5.01).
     24.01     The Power of Attorney, included on Page II-4 of the Registration
               Statement, is incorporated herein by reference.
     25.01*    Statement of eligibility of the trustee.
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